UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Encorium Group, Inc.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
29257R109
(CUSIP Number)
Ilari Koskelo
c/o Navdata OY
Eskolantie 1
00720 Helsinki, Finland
+358-405108408
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29257R109

1	NAMES OF REPORTING PERSONS Ilari Koskelo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Finnish

	7	SOLE VOTING POWER

NUMBER OF		1,884,656

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,884,656

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,884,656

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	35.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Person (as defined below) relating to shares of common stock of Encorium Group, Inc., a Delaware corporation (the “Issuer”), no par value per share.
Item 1. Security and Issuer
Securities acquired:
Shares of common stock, par value $0.001 per share (the “Common Stock”).
Issuer:
Encorium Group, Inc.
One Glenhardie Corporate Center
1275 Drummers Lane, Suite 100
Wayne, Pennsylvania 19087
Item 2. Identity and Background
(a) This Schedule 13D is by Ilari Koskelo (referred to herein as the “Reporting Person”):
(b) The principal place of business of the Reporting Person is c/o Navdata OY, Eskolantie 1, 00720 Helsinki, Finland.
(c) The Reporting Person’s present principal occupation or employment is founder and managing director of Navdata OY, a company organized in Finland. The principal business of Navdata OY is the development and sale of satellite navigation systems and related software. The principal place of business of Navdata OY is Eskolantie 1, 00720 Helsinki, Finland.
(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of Finland.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person is the beneficial owner of 1,884,656 shares of Common Stock, which are held of record by the Reporting Person. The aggregate purchase price of the shares of Common Stock beneficially owned by the Reporting Person collectively was $3,610,022 (including commissions). The source of funding for the purchase of the share of Common Stock was the personal funds of the Reporting Person.

Item 4. Purpose of the Transaction
The shares of Common Stock are held by the Reporting Person for investment purposes. The Reporting Person intends to seek to have conversations with management of the Issuer to discuss the business and operations of the Issuer and the maximization of shareholder value.
The Reporting Person, depending on investment priorities, may buy, sell, hedge or enter into other transactions in Common Stock. The Reporting Person reserves the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock or other factors. The Reporting Person also may, at any time and from time to time, change his purpose and/or formulate plans or proposals with respect thereto.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for the Reporting Person:

Name of Reporting Person	Number of Shares	Percentage of Class
Ilari Koskelo	1,884,656	35.46%
The approximate percentage of Common Stock reported as beneficially owned by the Reporting Person is based upon 5,315,151 shares of Common Stock issued and outstanding as of October 19, 2010, as reported by the Issuer to the Reporting Person.
(b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock held by the Reporting Person that are beneficially owned by him as reported in this Schedule 13D.
(c) The Reporting Person has not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days. On October 19, 2010, the Reporting Person purchased [1,015,000] shares of Common Stock from the Issuer by exercise pursuant to the Issuer’s rights offering of basic and oversubscription rights for an aggregate subscription price of approximately $1,776,250. The Issuer and the Reporting Person agreed to cancel promissory notes outstanding in favor of the Reporting Person, in lieu of cash consideration.
(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
None

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 23, 2011

ILARI KOSKELO
/s/ Ilari Koskelo